

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

March 24, 2017

<u>Via E-mail</u>
Carolyn M. Yu
General Counsel
United States Commodity Funds LLC
1999 Harrison Street, Suite 1530
Oakland, California 94612

>   **Re: United States Gasoline Fund, LP**
>   **Registration Statement on Form S-1**
>   **Filed March 20, 2017**
>   **File No. 333-216816**

Dear Ms. Yu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: James Cain, Esq.
    Eversheds Sutherland (US) LLP